Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38336

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium U.S. Retail 401(k) Savings Plan

5296 Harvest Lake Drive

Loveland, CO 80538

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nutrien Ltd.

Suite 500, 122 – 1st Avenue South

Saskatoon, Saskatchewan

S7K 7G3 Canada

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2019 and 2018

(With Report of Independent Registered Public Accounting

Firm Thereon)

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

December 31, 2019 and 2018

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	3
As of December 31, 2019, and 2018

Statement of Changes in Net Assets Available for Benefits	4
Year ended December 31, 2019

Notes to the Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13
As of December 31, 2019

Report of Independent Registered Public Accounting Firm

Nutrien North American Pension and Retirement Committee,

Plan Administrator, and Management of the

Agrium U.S. Retail 401(k) Savings Plan

Loveland, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Agrium U.S. Retail 401(k) Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of Agrium U.S. Retail 401(k) Savings Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Agrium U.S. Retail 401(k) Savings Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Agrium U.S. Retail 401(k) Savings Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Eide Bailly LLP

We have served as Agrium U.S. Retail 401(k) Savings Plan’s auditor since 2009.

Denver, Colorado

June 29, 2020

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Statements of Net Assets Available for Benefits

As of December 31

(U.S. dollars)

	2019	2018
Assets
Cash and cash equivalents (note 1)	1,082,316,912	105,942
Investments at fair value (note 5):	70,472,680	867,154,997

Receivables:
Employer contributions	16,265,546	19,888,547
Employee contributions	—	59,572
Notes receivable from participants	15,641,753	13,285,923

Total receivables	31,907,299	33,234,042

Net assets available for benefits	1,184,696,891	900,494,981

See accompanying notes to the financial statements.

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Statement of Changes in Net Assets Available for Benefits

Year ended December 31

(U.S. dollars)

2019
Additions
Investment gain:
Net realized and unrealized appreciation in fair value of investments	163,326,227
Interest and dividends	18,225,857

181,552,084

Contributions:
Employer	35,265,126
Participant	38,016,296
Rollover	6,702,550

79,983,972

Interest income on notes receivable from participants	737,081

Total additions	262,273,137

Deductions
Distributions paid to participants	129,835,923
Administrative expenses	918,770

Total deductions	130,754,693

Increase in net assets before plan transfers	131,518,444

Affiliated plan transfers and other (note 1)	16,539,987
Transfer in – plan mergers (note 1)	136,143,479

Increase in net assets	284,201,910

Net assets available for benefits:
Beginning of year	900,494,981

End of year	1,184,696,891

See accompanying notes to the financial statements.

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401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2019 and 2018

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium U.S. Retail 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan sponsor, Agrium U.S. Inc., is a wholly-owned subsidiary of Nutrien Ltd. (“Nutrien”). The Plan is a defined contribution plan established for the benefit of eligible employees of Nutrien Ag Solutions, Inc. (“NAS” or the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan mergers

On January 16, 2019, NAS acquired the stock of Security Seed and Chemical, Inc. Effective June 3, 2019, the Security Seed and Chemical 401(k) Plan merged into the Plan and the Security Seed and Chemical 401(k) Plan ceased to exist. All participants in the Security Seed and Chemical 401(k) Plan became 100 percent vested in their respective accounts upon the merger date and participant account balances were transferred to the Plan. The amount transferred of $5,154,621 is included in the Transfer in—plan mergers line on the Statement of Changes in Net Assets Available for Benefits.

Effective December 31, 2019, the Agrium 401(k) Retirement Savings Plan merged into the Plan and the Agrium 401(k) Retirement Savings Plan ceased to exist. The Plan and all participant account balances in the Agrium 401(k) Retirement Savings Plan were transferred to the Plan. The amount transferred of $130,988,858 is included in the Transfer in—plan mergers line on the Statement of Changes in Net Assets Available for Benefits.

Plan transfers

On December 31, 2019, the account balances for certain participants in the PCS U.S. Employees’ Savings Plan were transferred to the Plan. The participants transferred in were not eligible to begin contributing to the Plan until January 1, 2020. The amount transferred of $17,549,518 is included in the Affiliated plan transfers and other line on the Statement of Changes in Net Assets Available for Benefits.

The trustee of the Plan at December 31, 2019 and 2018 was T. Rowe Price Trust Company. At December 31, 2019, Fidelity Management Trust Company was holding, as custodian, the PCS U.S. Employees’ Savings Plan participant balances transferred in. As of January 1, 2020, the Plan trustee was changed to Fidelity Management Trust Company. To facilitate the change in trustees, most of the assets (except the assets transferred in from the PCS U.S. Employees’ Savings Plan) were liquidated and held as cash at December 31, 2019. The Plan is administered by a committee of three or more persons (the “Plan Committee”) appointed by Nutrien’s board of directors. The Plan Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

On January 1, 2018, after receiving all required regulatory approvals, Agrium Inc. (“Agrium”) and Potash Corporation of Saskatchewan, Inc. (“PotashCorp”) combined their businesses in a merger of equals by becoming wholly owned subsidiaries of Nutrien. Nutrien continues the operations of Agrium and PotashCorp on a combined basis. There were no changes to the Plan as a result of the merger other than the deregistration of Agrium common shares under the plan and conversion of Agrium common shares to Nutrien common shares.

(a)	Participant eligibility, plan entry, and contributions

Under the Plan, all full-time employees scheduled to work at least 20 hours per week are immediately eligible to participate in the Plan and may do so as soon as practical upon date of hire or status change. All employees designated as seasonal or temporary require 1,000 hours of service (in the first 12 months of employment) for participation and may enter the Plan on the quarterly entry date coincident with or next following completion of 1,000 hours of service.

Participants may contribute up to 75 percent of eligible compensation each year, as defined in the Plan, subject to certain Internal Revenue Code of 1986, as amended (“IRC”), limitations. Participants who are age 50 and over may also make “catch-up” contributions.

The Company matches 100 percent of the first 4 percent of eligible compensation that participants contribute. Catch-up contributions are not eligible for the Company match. Participants may also rollover amounts representing distributions

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401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2019 and 2018

(U.S. dollars)

from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match. The Company may also make a discretionary Company additional matching contribution ranging from 0 percent to 4 percent of each eligible participant’s eligible pay. There was a 3 percent discretionary Company additional matching contribution for the year ended December 31, 2019.

(b)	Vesting

Participant contributions to the Plan and earnings thereon are fully vested at all times. NAS company matching contributions (and associated earnings) are 100 percent vested without regard to participants’ years of service. However, all discretionary additional NAS company contributions and earnings thereon vest to the participants based upon their years of service as follows:

Years of Service	Vesting Percentage
Less than three	50%
Three or more	100%

Participants are 100 percent vested upon reaching age 65, death, or upon plan termination, regardless of the participant’s years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and may be used to reduce NAS company contributions or pay Plan administrative expenses. During 2019, there was $138,859 forfeitures applied to Company contributions. The balance of forfeited non-vested accounts was $688,026 at December 31, 2019 (2018 – $156,085). Refer to the Plan document for vesting provisions related to acquired plan account balances.

(c)	Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the NAS company matching contributions, (b) Plan earnings and losses, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship, or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1⁄2. NAS company contributions, if any, are subject to certain forfeiture provisions. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1⁄2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment or roll their balance into an IRA or retirement plan of their choice. For all distributions, any portion of a participant’s account that is invested in Nutrien common shares may be distributed in cash or in common shares of Nutrien, at the election of the participant.

Participants may make withdrawals, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document. However, participants may not defer salary for six months thereafter.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

(e)	Administrative expenses

The Plan’s expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net asset available for benefits. In addition, certain investment related expenses are included in net depreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

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Notes to the Financial Statements

December 31, 2019 and 2018

(U.S. dollars)

(f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions. A participant may have no more than one outstanding loan at any one time.

(g)	Investment options

Upon enrollment into the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Distributions

Distributions are recorded when paid. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2019. An insignificant amount of distributions were requested but not yet paid at December 31, 2018.

(d)	Valuation of investments and income recognition

As of December 31, 2019 and 2018, the Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

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Notes to the Financial Statements

December 31, 2019 and 2018

(U.S. dollars)

The following is a description of the valuation methodologies used for assets measured at fair value.

Investments held at December 31, 2019 and December 31, 2018

Common Stock: Nutrien common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Investments held at December 31, 2019

Short-Term Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Common Collective Trust: As a practical expedient, the fair value of the trust is based on the NAV of units held by the Plan on the last business day of the year, as determined by the issuer of the trust based on the fair value of the underlying investments. This trust shares the common goal of growth and preservation of principal. It indirectly invests in a mix of US and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

Stable Value Fund: The Fidelity Managed Income Portfolio II (the “Portfolio”), the pooled investment stable value fund, is stated at fair value which is contract value, as the Portfolio’s investment contracts are fully benefit-responsive. Contract value of the Portfolio is the value at which participants ordinarily transact and is the sum of participant and Company contributions, plus accrued interest thereon less withdrawals. As a practical expedient, the fair value of participation units in the stable value fund is based upon the NAV of such fund as reported, in the audited financial statements of the stable value fund. NAV is determined to be contract value, the value at which participants ordinarily transact. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

Investments held at December 31, 2018

Common Trust Funds: Valued at fair value based on the NAV of units held of the collective fund. The NAV is based on the observable market prices of the underlying investments within the fund less liabilities. The NAV for the underlying assets of the fund is a readily determinable measure of their fair value and is the basis used by the fund for current transactions. The common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of US and international common stocks, and fixed income securities through holdings in various mutual funds. There were no redemption restrictions or unfunded commitments on these investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments would result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

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Notes to the Financial Statements

December 31, 2019 and 2018

(U.S. dollars)

(f)	Cash and cash equivalents

Cash and cash equivalents are cash and short-term investment with an original maturity of three months or less at the date of purchase. Cash and cash equivalents are carried at cost.

(g)	Standards and amendments – effective and applied

The Plan will adopt the following Accounting Standards Update on January 1, 2020, with no material impact on the financial statements.

Standard	Description	Impact
Accounting Standards Update (“ASU”) No.2017-06 Plan Accounting: Defined Contribution Pension Plans (Topic 962), Employee Benefit Plan Master Trust Reporting	Disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of the Plan’s interest in these balances. Investments measured at fair value will be presented by general type of investment.	The Plan’s investments were invested through a master trust on January 1, 2020 (refer to note 10). As a result, the Plan will apply the changes related to this ASU in its 2020 financial statements.

3.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 30, 2015, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has since been amended. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress.

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan. Participants would become 100 percent vested in the employer contribution portion of their accounts.

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Notes to the Financial Statements

December 31, 2019 and 2018

(U.S. dollars)

5.	INVESTMENTS

As discussed in note 1, to facilitate the change in trustees, most of the Plan’s assets were liquidated and held as cash at December 31, 2019.

(a)	Fair value of plan investments by hierarchy level

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Total Fair Value
Nutrien common stock	53,188,301	—	53,188,301
Mutual funds:		—
Large cap equity funds	1,840,318	—	1,840,318
Balanced funds	9,815,408	—	9,815,408
Mid cap equity funds	1,512,168	—	1,512,168
Multi cap equity funds	948,655	—	948,655
International equity funds	709,821	—	709,821
Bond funds	420,817	—	420,817
Short term funds	37,874	—	37,874

Subtotal – investment assets at fair value	68,473,362	—	68,473,362

Investment measured at NAV – Common Collective Trust (i)			1,672,441
Investment measured at NAV – Stable value fund (i)			326,877

Total		—	70,472,680

(i) In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation to the amount presented in the statements of net assets available for benefits.

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Total Fair Value
Nutrien common stock	47,749,367	—	47,749,367
Mutual funds	348,100,834	—	348,100,834
Common trust funds	—	471,304,796	471,304,796

Total	395,850,201	471,304,796	867,154,997

(b)	Changes in fair value levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the years ended December 31, 2019 and 2018, there were no significant transfers in or out of levels 1, 2, or 3.

The classification of investment earnings reported in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

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Notes to the Financial Statements

December 31, 2019 and 2018

(U.S. dollars)

6.	STABLE VALUE FUND

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio is invested in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities, with the objective of providing a high level of return that is consistent with also providing stability of investment return and preservation of capital and liquidity to pay the Plan benefits of its retirement plan investors.

Certain events limit the ability of the Plan to transact at contract value with the Portfolio issuer. Such events include the following: (a) the Plan’s failure to qualify under the IRC; (b) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (c) any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer; (d) any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Portfolio’s cash flow; (e) any communication given to unitholders that is designed to induce or influence unitholders not to invest in the Portfolio or to transfer assets out of the Portfolio; (f) any transfer of assets from the Portfolio directly to a competing investment option; or (g) the inability of the Portfolio to maintain wrap contracts covering its underlying assets. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 2.24 percent at December 31, 2019, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2019, was 2.71 percent. The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.

7.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common trust funds managed by the Trustee, as well as common shares of Nutrien. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services to the Trustee were included as a reduction of the return earned on each fund. Included in the statement of changes in net assets available for benefits are fees paid by the Plan for loan, recordkeeping and administrative expenses.

At December 31, 2019 and 2018, the Plan held 1,110,171 and 1,015,944 shares, respectively, of Nutrien common stock, with a fair value of $53,188,301 and $47,749,367, respectively. During the year ended December 31, 2019, the Plan recorded dividend income of $1,772,281.

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

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Notes to the Financial Statements

December 31, 2019 and 2018

(U.S. dollars)

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements as of December 31, 2019 to Form 5500:

2019
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	1,184,696,891
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	4,427

Net assets per Form 5500	1,184,701,318

Statement of changes in net asses available for benefits:
Increase in net assets per the financial statements	284,201,910
Net change in adjustment from contract value to fair value	4,427

Net income and transfers per Form 5500	284,206,337

10.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 29, 2020, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2019.

On January 1, 2020, the following changes were made to the Plan:

•	The Plan’s name was changed to Nutrien 401(k) Retirement Plan

•	The Plan’s investments were invested through the Nutrien 401(k) Retirement Plan Master Trust

•	The Plan trustee was changed to Fidelity Management Trust Company

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, The World Health Organization declared COVID-19 to be a pandemic. The ultimate impact will depend on future developments, including the duration and spread of the outbreak. As of the date the financial statements were available to be issued, COVID-19 has not had a material impact on the Plan’s net assets available for plan benefits, however any future impacts are highly uncertain and cannot be predicted.

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Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2019

Employer Identification Number:

91-1589568

Plan Number: 007

(US dollars)

(a)	(b) Identity of Issuer	(c) Description of Investments	(d) Cost **	(e) Current Value
	Shares of registered investment companies:
*	Fidelity Management Trust Company	Fidelity 500 Index Fund Institutional	—	1,840,318
	Eaton Vance Atlanta Capital	Eaton Vance Atlanta Capital SMID-Cap Fund Class R6		1,512,168
*	Fidelity Management Trust Company	Fidelity Extended Market Index FD Fid Adv		948,655
	Harbor International Fund	Harbor International Fund Institutional		306,522
	Dimensional Fund Advisors (‘DFA’)	DFA Emerging Market Core Equity Portfolio Institutional Class		169,275
	Vanguard	Vanguard Total International Stock Index Fund Adm		234,024
*	Fidelity Management Trust Company	Fidelity Freedom Index Income Fund—Investor Class		84,992
*	Fidelity Management Trust Company	Fidelity Freedom Index 2020 Fund—Investor Class		2,964
*	Fidelity Management Trust Company	Fidelity Freedom Index 2025 Fund—Investor Class		110,982
*	Fidelity Management Trust Company	Fidelity Freedom Index 2030 Fund—Investor Class		8,758
*	Fidelity Management Trust Company	Fidelity Freedom Index 2035 Fund—Investor Class		1,310,150
*	Fidelity Management Trust Company	Fidelity Freedom Index 2040 Fund—Investor Class		2,572,315
*	Fidelity Management Trust Company	Fidelity Freedom Index 2045 Fund—Investor Class		2,792,706
*	Fidelity Management Trust Company	Fidelity Freedom Index 2050 Fund—Investor Class		1,965,182
*	Fidelity Management Trust Company	Fidelity Freedom Index 2055 Fund—Investor Class		809,823
*	Fidelity Management Trust Company	Fidelity Freedom Index 2060 Fund—Investor Class		153,540
*	Fidelity Management Trust Company	Fidelity Freedom Index 2065 Fund—Investor Class		3,996
*	Fidelity Management Trust Company	Fidelity Government Money Market Fund		37,874
	PIMCO	PIMCO Total Return Fund Institutional		129,404
	Vanguard	Vanguard Total Bond Market Index Fund Admiral		291,413
	Common Collective Trust – JPMorgan Trust I	JPM Analyst Large Cap Core		1,672,441
*	Commingled Pool – Fidelity Management Trust Company	Fidelity Managed Income Portfolio II		326,877
*	Nutrien Ltd. common stock	Common stock, 1,110,171 shares		53,188,301

	Investments subtotal			70,472,680
*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25 percent to 7.75 percent, secured by the related participant’s vested account balance, maturing through November 2024.		15,641,753

	Total assets held at end of year			86,114,433

*	Identified party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGRIUM U.S. RETAIL 401(K) SAVINGS PLAN (Name of Plan)

Date: June 29, 2020	/s/ Roxane Schwaner
Name: Roxane Schwaner
Title: Director, US Pension and Benefits

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Eide Bailly LLP